Exhibit 99.1

Seagate Announces Agreement to Acquire Intevac

Intevac Stockholders to Receive $4.00 Per Share in Cash, Plus a Special Dividend of $0.052 Per Share and a Regular Dividend of $0.05 Per Share

Acquisition Delivers Compelling and Certain Cash Value

Fremont, Calif. and Santa Clara, Calif. — February 13, 2025 — Seagate Technology Holdings plc (Nasdaq: STX) (“Seagate”), a leading innovator of mass-capacity data storage, and Intevac, Inc. (Nasdaq: IVAC) (“Intevac”), a supplier of thin-film processing systems, today announced that Seagate has entered into a definitive agreement to acquire Intevac in an all-cash transaction for $4.00 per share (the “Transaction”).

In connection with the closing of the Transaction, Intevac will pay a one-time special dividend of $0.052 per share.  The payment of the special dividend is expected to occur on or about the closing of the Transaction.  Separately, Intevac’s Board of Directors has declared a regular quarterly dividend of $0.05 per share, which will be paid on March 13, 2025, to Intevac stockholders of record as of February 28, 2025.  The Transaction and the special dividend deliver aggregate consideration to Intevac stockholders of $4.052 per share, or $4.102 per share including Intevac’s regular quarterly dividend.  This represents a premium of 45% to Intevac’s closing price of $2.83 per share on December 11, 2024, one day prior to Intevac’s announcement that it had renewed its focus on pursuing strategic options, a premium of approximately 21% to Intevac’s closing price of $3.38 per share on February 12, 2025 and an aggregate value of approximately $119 million including both dividends.

As a result of the Transaction, Intevac will no longer hold its earnings call, which was previously scheduled for February 25, 2025.

Transaction Details

The definitive agreement provides for Seagate to launch an all-cash tender offer for all of Intevac’s outstanding shares for $4.00 per share in cash, to be commenced as promptly as reasonably practicable.  The consummation of the tender offer is subject to a minimum tender condition of at least one share more than 50% of Intevac’s issued and outstanding shares, as well as other customary closing conditions.  Following successful completion of the tender offer, the definitive agreement provides for Seagate to acquire all remaining shares not tendered in the offer through a second step merger at the same $4.00 per share all-cash price as the tender offer.  The special dividend of $0.052 per share and the regular quarterly dividend of $0.05 per share are in addition to the $4.00 cash consideration in the Transaction.

Intevac’s Board of Directors unanimously approved the Transaction and recommends that all stockholders tender their shares in the offer.  In addition to the approval by Intevac’s Board of Directors, two of Intevac’s largest stockholders, Palogic Value Fund, L.P. and Bleichroeder LP, who together represent approximately 22% of Intevac’s outstanding shares, have entered into customary agreements to support the Transaction.

The Transaction is expected to close in late March or early April 2025, subject to the satisfaction of customary closing conditions.  Seagate expects the Transaction to be accretive to the company’s non-GAAP earnings per share (“EPS”) over the long-term and have minimal impact to non-GAAP EPS over the short-term.

Advisors

Houlihan Lokey is serving as financial advisor to Intevac, and Wilson Sonsini Goodrich & Rosati, Professional Corporation is serving as legal advisor to Intevac.

Wachtell, Lipton, Rosen & Katz is serving as legal advisor to Seagate.

About Seagate

Seagate Technology is a leading innovator of mass-capacity data storage. We create breakthrough technology so you can confidently store your data and easily unlock its value. Founded over 45 years ago, Seagate has shipped over four billion terabytes of data capacity and offers a full portfolio of storage devices, systems, and services from edge to cloud. To learn more about how Seagate leads storage innovation, visit www.seagate.com and our blog, or follow us on X, Facebook, LinkedIn, and YouTube.

About Intevac, Inc.

Founded in 1991, we are a leading provider of thin-film process technology and manufacturing platforms for high-volume manufacturing environments. With over 30 years of leadership in designing, developing, and manufacturing high-productivity, thin-film processing systems, we deploy our materials science expertise primarily to the hard disk drive (HDD) industry. Our industry-leading 200 Lean(R) platform is our flagship system, supporting HDD disk media production, including the industry’s most advanced, leading-edge, heat-assisted magnetic recording (HAMR) media. The majority of Intevac’s HDD business for the last several years has been focused on enabling the upgrades of the installed base of worldwide media capacity in close partnership with our HDD customers, thus enabling their technology roadmaps. For more information call 408-986-9888 or visit the Company's website at www.Intevac.com.

Additional Information and Where to Find It

In connection with the proposed acquisition (the “Transaction”) of Intevac, Inc. (“Intevac”) by Seagate Technology Holdings plc (“Seagate”), Irvine Acquisition Holdings, Inc. (“Bidder”) will commence a tender offer for all of the outstanding shares of Intevac. The tender offer has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Intevac. It is also not a substitute for the tender offer materials that Bidder will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time that the tender offer is commenced, Bidder will file tender offer materials on Schedule TO with the SEC, and Intevac will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. Under certain circumstances described in the definitive Transaction documents, Seagate may determine instead to terminate or withdraw the offer and effect the Transaction through a merger only, in which case the relevant documents to be filed with the SEC will include a proxy statement for the solicitation of votes of Intevac stockholders to approve the merger. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS), THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AND, IF APPLICABLE, THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED BY SEAGATE, INTEVAC, OR BIDDER WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY INTEVAC’S STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER, OR IF APPLICABLE, VOTING ON THE TRANSACTION. A free copy of these materials will be available to Intevac’s stockholders by visiting Intevac’s website (https://ir.intevac.com). In addition, these materials (and all other documents filed by Seagate, Intevac, and Bidder with the SEC) will be available at no charge on the SEC’s website (www.sec.gov) upon filing with the SEC.

If the tender offer is terminated and the Transaction is to be effected by merger only, in which case, the approval of Intevac stockholders must be obtained, Seagate, Intevac and their respective directors and executive officers may be deemed to be participants in any such solicitation of proxies from Intevac’s stockholders in connection with the Transaction. Information regarding Seagate’s directors and executive officers is available in its most recent proxy statement that was filed with the SEC (and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1137789/000113778924000085/stx-20240903.htm).  Information regarding Intevac’s directors and executive officers is available in its most recent proxy statement that was filed with the SEC (and is available at https://www.sec.gov/Archives/edgar/data/1001902/000119312524091334/d719495ddef14a.htm). Other information regarding potential participants in any such proxy solicitation will be contained in any proxy statement filed in connection with the Transaction.

Forward-Looking Statements

Certain statements contained in this communication may be characterized as forward-looking under the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially.

Statements in this communication regarding Intevac and Seagate that are forward-looking may include statements regarding: (i) the Transaction; (ii) the anticipated occurrence, manner and timing of the proposed tender offer, (iii) the expected timing of the closing of the Transaction; (iv) considerations taken into account in approving and entering into the Transaction; (v) the anticipated benefits to, or impact of, the Transaction on Intevac’s and Seagate’s respective businesses; and (vi) expectations for Intevac and Seagate following the closing of the Transaction. There can be no assurance that the Transaction will be consummated.

Actual events or results may differ materially from these forward-looking statements. Words such as “anticipate,” “expect,” “intend,” “plan,” “propose,” “provide,” “believe,” “seek,” “estimate,” variations of such words, and similar expressions are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. Risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements, in addition to those identified above, include:  (i) the possibility that the conditions to the closing of the Transaction are not satisfied or waived; (ii) uncertainties as to how many of Intevac’s stockholders will tender their stock; (iii) the possibility that competing offers will be made; (iv) the occurrence of any event, change or other circumstance that could give rise to a right to terminate the Transaction; (v) possible disruption related to the Transaction to Intevac’s and Seagate’s current plans, operations and business relationships, including through the loss of customers and employees; (vi) the amount of the costs, fees, expenses and other charges incurred by Intevac and Seagate related to the Transaction; (vii) the risk that Intevac’s or Seagate’s stock price may fluctuate during the pendency of the Transaction; (viii) the diversion of Intevac’s or Seagate’s respective management’s time and attention from ongoing business operations and opportunities; (ix) the response of competitors and other market participants to the Transaction; (x) potential litigation relating to the Transaction; (xi) uncertainty as to timing of completion of the Transaction and the ability of each party to consummate the Transaction; and (xii) and the impact of global macroeconomic conditions and supply chain challenges on Intevac’s or Seagate’s respective businesses.

A more complete description of these and other material risks can be found in the periodic reports that Intevac and Seagate have filed and will file with the SEC, including their Quarterly Reports on Form 10-Q for the quarterly period ended December 27, 2024 and September 28, 2024 for Seagate and Intevac respectively, and their Annual Reports on Forms 10-K for the fiscal year ended June 28, 2024 and December 30, 2023 for Seagate and Intevac respectively, as well as the Schedule TO and related tender offer documents to be filed by Seagate and its acquisition subsidiary, Bidder, the Schedule 14D-9 to be filed by Intevac, and, if applicable, the proxy statement referenced above. All forward-looking statements in this communication are based on information available to Intevac and Seagate as of the date of this communication, and, except as required by law, neither Intevac nor Seagate assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made.

Contacts

For Intevac:
Cameron McAulay
Chief Financial Officer, Intevac
(408) 986-9888

David Hanover or Jack Perkins
KCSA Strategic Communications
Intevac@kcsa.com
(212) 896-1220

For Seagate:
Shanye Hudson
(510) 661-1600
shanye.hudson@seagate.com